SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 ATS Medical, Inc.
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                          (Title of class of securities)

                                   002083 10 3
                                 (CUSIP number)

                            Kevin Yamaga-Karns, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 669-6000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 28, 1997

         (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO. 002083 10 3

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       ITOCHU CORPORATION; 98-0053818

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) [x]
                                                          (B) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       N/A
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       JAPAN

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:
       7       SOLE VOTING POWER
               784,470 SHARES

       8       SHARED VOTING POWER
               784,470 SHARES

       9       SOLE DISPOSITIVE POWER
               784,470 SHARES

      10       SHARED DISPOSITIVE POWER
               784,470 SHARES

      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,940 SHARES (ONE-HALF (784,470 SHARES)
             BENEFICIALLY OWNED SOLELY BY MEANS OF CONTROL OF
             CENTURY MEDICAL, INC.)

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [ ]
             EXCLUDES CERTAIN SHARES (See Instructions)

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.9%

      14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO

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CUSIP NO. 002083 10 3

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       CENTURY MEDICAL, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) [x]
                                                          (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS               [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       JAPAN

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH:
       7       SOLE VOTING POWER
               0 SHARES

       8       SHARED VOTING POWER
               784,470 SHARES

       9       SOLE DISPOSITIVE POWER
               0 SHARES

       10      SHARED DISPOSITIVE POWER
               784,470 SHARES

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       784,470 SHARES

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES (See Instructions)

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.5%

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO


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               This Schedule 13D/A (Amendment No. 1) amends and
supplements the Statement on Schedule 13D dated as of February 18, 1997 ("Statement") by Itochu Corporation ("Itochu") relating to the common stock ("Common Stock"), par value $0.01 per share, of ATS Medical, Inc. ("ATS"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Statement.

ITEM 2.        IDENTITY AND BACKGROUND.

               The information previously furnished in response to this item is amended (i) to replace the previous Schedule A with the revised Schedule A attached hereto, and (ii) to add the following:

               Century Medical, Inc., a Japanese corporation
("CMI"), is a trading company with its principal business and offices located at 1-6-4, Osaki, Shinagawa-ku, Tokyo 141, Japan.

               In the last five years, CMI has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has CMI been a party to a civil proceeding as a result of which CMI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The names of the directors of CMI are set forth in Schedule B attached hereto. Except as otherwise set forth on Schedule B, each director is a Japanese citizen whose principal occupation is serving as an officer of CMI. Except as otherwise set forth on Schedule B, the business address of each director is Century Medical, Inc., 1-6-4, Osaki, Shinagawa-ku, Tokyo 141, Japan.

               In the last five years, no director of CMI has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any such director been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information previously furnished in response to this item is amended to add the following:

               CMI acquired the 784,470 shares of Common Stock from Itochu for an aggregate of 944,956,873 Yen (1,204.58 Yen per share) derived from CMI's working capital. No part of the acquisition price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.        PURPOSE OF TRANSACTION.

               The information previously furnished in response to this item is amended to add the following:

               CMI acquired its shares of Common Stock from Itochu for investment purposes. CMI has no plans or proposals which relate to or would result in the occurrence of any of the transactions or events described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information previously furnished in response to this item is amended to add the following:

               On November 28, 1997, CMI acquired 784,470 shares of Common Stock from Itochu at a price of 1,204.58 Yen per share pursuant to the terms of an Agreement, a translation of which is attached hereto as Exhibit 1 (the "Agreement"). Subsequent to the Agreement, Itochu beneficially owns 784,470 shares of Common Stock, and Itochu (by means of control of its wholly-owned subsidiary CMI) and CMI share beneficial ownership of 784,470 shares, for an aggregate 1,568,940 shares or 8.9% of the outstanding shares of Common Stock. Itochu retains sole voting and dispositive power with respect to 784,470 shares, and Itochu and CMI share voting and dispositive power with respect to an additional 784,470 shares of Common Stock.

               To the best knowledge of CMI, no director of CMI beneficially owns or has the right to acquire any shares of Common Stock and no director of CMI has effected any transaction in the shares of Common Stock in the last sixty days.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Exhibit

     1            Agreement (Translation) dated as of November
                  18, 1997 between Itochu Corporation and
                  Century Medical, Inc.

     2            Agreement Re Joint Filing.

                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 1997



ITOCHU CORPORATION                   CENTURY MEDICAL, INC.



By: /s/ Takashi Yamamura             By: /s/ Mitsunari Suzuki
Name: Takashi Yamamura               Name: Mitsunari Suzuki
Title: Executive Vice President      Title: President & CEO

                             SCHEDULE A
                        DIRECTORS OF ITOCHU

       Minoru Murofushi
       Jay W. Chai
               Mr. Chai is a U.S. citizen whose business address is Itochu International Inc., 335 Madison Avenue, New
               York, New York 10017.
       Takashi Yamamura
       Ichiro Kanade
       Noboru Nishikawa
       Koji Nojima
       Masayoshi Fujiwara
       Uichiro Niwa
       Fumiaki Fujino
       Hiroshi Sumie
       Hiroyuki Yamaoka
       Katsuyuki Kanezaki
       Tetsusaburo Shirai
       Seizo Kano
       Nobuhiro Takahashi
       Motohiro Matsukura
       Takeshi Seino
       Takeo Onda
       Shogo Homma
       Keiichi Wakabayashi
       Masahiro Fukumoto
       Shiro Morita
       Nobuo Kobayashi
       Makoto Kato
       Yushin Okazaki
       Kakuichi Saegusa
       Sumitaka Fujita
       Hiromi Iizuka
       Tokuji Kayama
       Hirotaka Takechi
       Tadao Abe
       Junichi Taniyama
       Takeshi Kondo
       Mitsuaki Fukuda
       Yasuo Itsusima
       Kunio Tajiri
       Michio Tanabe
       Masahisa Naito
       Masaya Takei
       Hidekazu Suzaki
       Hiroshi Matsumoto
       Sumio Yanagidate
       Fujio Tanaka
       Ryuzo Ogino
       Kenji Harasawa
       Akira Yokota

                                SCHEDULE B
                             DIRECTORS OF CMI

       Mitsunari Suzuki
       Kenjiro Ichikawa
       Yasuo Kyotani
       Minefumi Yamada
       Hiroshi Matsumoto
               Mr. Matsumoto's principal occupation is serving as an officer of ITOCHU Corporation, whose business address is 2-5-1, Kita-Aoyama, Minato-Ku, Tokyo 107, Japan.
       Shigehiro Okamoto
               Mr. Okamoto's principal occupation is serving as an officer of Healthcare-Tech Corporation, whose business address is 2-22-6, Ohashi, Meguro-Ku, Tokyo 153, Japan.
       Moritake Onuki
               Mr. Onuki's principal occupation is serving as an officer of ITOCHU Corporation, whose business address is 2-5-1, Kita-Aoyama, Minato-Ku, Tokyo 107, Japan.
       Masaki Nakano
               Mr. Nakano's principal occupation is serving as an officer of ITOCHU Corporation, whose business address is 2-5-1, Kita-Aoyama, Minato-Ku, Tokyo 107 Japan.

                                                     EXHIBIT 1

                         (TRANSLATION)
                           AGREEMENT


ITOCHU Corporation ("ITC") and Century Medical, Inc. ("CMI") hereby agree with respect to the change of ownership of shares of ATS
Medical Inc. ("ATS") as of November 18, 1997 as follows:


1. Change of Ownership.
ITC and CMI hereby agree to change the record ownership from ITC to CMI of 784,470 shares (the "Shares") of the 1,568,940 shares of common stock, US$0.01 par value per share, of ATS owned by ITC, for the price of 944,956,873 Yen. The amount of 944,953,673 Yen shall be remitted to the bank account designated by ITC on November 28, 1997.

2. Delivery of Shares.
ITC shall deliver to CMI certificate(s) representing the Shares, as soon as practicable following the date of remittance.

3. Assignment of Rights. ITC hereby assigns to CMI and CMI hereby assumes all of ITC's rights and obligations under the Stock
Purchase Agreement dated February 3, 1997, between ITC and ATS with regard to the Shares, effective at the time of the change of ownership of the Shares.

4. Consultation. Matters not stipulated in this Agreement or any ambiguity or controversy related hereto shall be settled by good faith consultation between ITC and CMI. In the event that an amicable settlement cannot be reached, the Tokyo District Court shall have sole jurisdiction over any claim brought pursuant thereto.

IN WITNESS WHEREOF, ITC and CMI have caused this Agreement to be signed in their respective names in duplicate, and each party shall retain one copy.

November 18, 1997


2-5-1, KITA-AOYAMA, MINATO-KU,         1-6-4, OSAKI, SHINAGAWA-KU,
TOKYO                                  TOKYO
ITOCHU CORPORATION                     CENTURY MEDICAL, INC.

(seal)                                 (seal)

We hereby certify on behalf of ITOCHU Corporation and Century
Medical, Inc., respectively, that the attached document is a fair and accurate English-language translation of the original Japanese-language document.


ITOCHU CORPORATION                    CENTURY MEDICAL, INC.


By: /s/ Takashi Yamamura              By: /s/ Mitsunari Suzuki
Name: Takashi Yamamura                Name: Mitsunari Suzuki
Title: Executive Vice President       Title: President & CEO

                                                   EXHIBIT 2


                    AGREEMENT RE JOINT FILING


        Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(f)(1)(iii) under the Securities and Exchange Act of 1934, that this Schedule 13D/A is to be filed on behalf of each such party.


                               ITOCHU CORPORATION


                               By: /s/ Takashi Yamamura
                               Name: Takashi Yamamura
                               Title: Executive Vice President


                               CENTURY MEDICAL, INC.


                               By: /s/ Mitsunari Suzuki
                               Name: Mitsunari Suzuki
                               Title: President & CEO

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